Amendment No. 2

to the

Amended and Restated Agreement and Declaration of Trust

of

Advisers Investment Trust

WHEREAS, it is deemed desirable and in the best interests of the Trust to amend the Amended and Restated Agreement and Declaration of Trust of Advisers Investment Trust (the “Trust”) dated as of January 28, 2015 (“Declaration of Trust”) to provide that the Trustees may fix a time and date not more than 180 days prior to the date of any meeting of shareholders or other action as the date and time of record for the determination of shareholders entitled to vote at such meeting or any adjournment thereof or to be treated as shareholders of record for purposes of such other action.

NOW, THEREFORE, BE IT RESOLVED, that pursuant to Section 7.3 of the Declaration of Trust, Section 5.3 of the Declaration be, and such section hereby is, amended hereby by deleting Section 5.3, in its entirety, and substituting in place thereof the following new Section 5.3:

Section 5.3 Record Dates. For the purpose of determining the Shareholders who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to participate in any dividend or distribution, or for the purpose of any other action, the Trustees may from time to time close the transfer books for such period, not exceeding 30 days (except at or in connection with the termination of the Trust), as the Trustees may determine; or without closing the transfer books the Trustees may fix a date and time not more than 180 days prior to the date of any meeting of Shareholders or other action as the date and time of record for the determination of Shareholders entitled to vote at such meeting or any adjournment thereof or to be treated as Shareholders of record for purposes of such other action, and any Shareholder who was a Shareholder at the date and time so fixed shall be entitled to vote at such meeting or any adjournment thereof or (subject to any provisions permissible under subsection (c) of Section 4.2 with respect to dividends or distributions on Shares that have not been ordered and/or paid for by the time or times established by the Trustees under the applicable dividend or distribution program or procedure then in effect) to be treated as a Shareholder of record for purposes of such other action, even though the shareholder has since that date and time disposed of its Shares, and no Shareholder becoming such after that date and time shall be so entitled to vote at such meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

RESOLVED FURTHER, that Dina A. Tantra be, and hereby is, authorized and empowered, in the name and on behalf of the Trust, to execute and deliver the Amendment to Report of Business Trust and/or Trust Instrument required to be filed with the office of the Ohio Secretary of State pursuant to Section 7.4 of the Amended and Restated Declaration of Trust.

Dated: September 15, 2015	/s/ Dina Tantra
Dina A. Tantra, President
Advisers Investment Trust